SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CORNERSTONE REALTY FUND, LLC
(Name of Subject Company)

CORNERSTONE REALTY FUND, LLC
(Name of Person Filing Statement)

Units of membership interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Terry G. Roussel
Principal Executive Officer
1920 Main Street, Suite 400
Irvine, California 92614
(949) 852-1007
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt
Damon M. McLean
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
(919) 786-2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Tender Offer”) by MPF Flagship Fund 14, LLC; MPF Income Fund 26, LLLC; MPF Flagship Fund 12, LLC; MPF Badger Acquisition Co., LLC; MPF Opportunity Fund, LP; MPF Income Fund 24, LLC; MP Value Fund 5, LLC; MP Value Fund 7, LLC; MPF Flagship Fund 9, LLC; and Mackenzie Patterson Fuller, LP (collectively, the “Bidder”) to purchase up to 9,867 Units of membership interest (the “Units”) of Cornerstone Realty Fund, LLC, a California limited liability company (the “Company”), at a price of $125 per Unit (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase filed by the Bidder with the Securities and Exchange Commission on August 18, 2011, as amended from time to time (the “Offer to Purchase”).

As discussed below, Cornerstone Industrial Properties, LLC, the Company’s managing member (the “Managing Member”), recommends that the Company’s members (the “Members”) reject the Tender Offer and not tender the Units for purchase pursuant to the Tender Offer.

Item 1.	Subject Company Information

The Company’s name and the address and telephone number of its principal executive offices is as follows:

Cornerstone Realty Fund, LLC
1920 Main Street, Suite 400
Irvine, California 92614
Toll-free Phone Number: 877-805-3333

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Units of membership interest, of which there were 98,244.76 Units outstanding as of August 18, 2011.

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidder pursuant to which the Bidder has offered to purchase, subject to certain terms and conditions, up to 9,867 Units at the Offer Price. The Tender Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by the Bidder with the Securities and Exchange Commission (the “SEC”) on August 18, 2011 (as amended from time to time and together with the exhibits thereto, the “Schedule TO”).

Unless the Tender Offer is extended by the Bidder, it will expire on October 10, 2011 at 11:59 p.m., Pacific Time.

According to Bidder’s Schedule TO, its business address and telephone number is:

1640 School Street
Moraga, California 94556
Phone Number: (925) 631-9100

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidder and its executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers or directors of affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in Part I, Item 13 of the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2011 and under the heading “Plan of Liquidation Proposal — The Plan of Liquidation — Interests in the Liquidation That Differ

from Your Interests” in the Definitive Proxy Statement filed by the Company on April 1, 2011, which excerpts are incorporated herein by reference. The Annual Report on Form 10-K and the Definitive Proxy Statement were previously delivered to all Members and are available for free on the SEC’s web site at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a)  Solicitation or Recommendation.

The Managing Member has carefully reviewed and analyzed the terms of the Tender Offer. The Managing Member has determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or its Members. Accordingly, the Managing Member recommends that the Members reject the Tender Offer and not tender their Units for purchase pursuant to the Offer to Purchase.

The Managing Member acknowledges that each Member must evaluate whether to tender its Units to the Bidder pursuant to the Offer to Purchase and that an individual Member may determine to tender based on, among other things, the individual liquidity needs of such Member.

(b)  Background.

On August 18, 2011, the Bidder commenced the Tender Offer to purchase up to 9,867 Units at a purchase price equal to $125 per Unit in cash upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal and Assignment Form. The Tender Offer, withdrawal rights, and proration period are set to expire at 11:59 P.M., Pacific Time, on October 10, 2011 (the “Expiration Date”) unless the Bidder extends the Tender Offer. The Bidder reserved the right, in its sole discretion, at any time and from time to time (but not the obligation), (i) to extend the period of time during which the Tender Offer is open, (ii) to not accept any Shares for payment upon the occurrence of certain terms specified in the Offer to Purchase and, prior to the Expiration Date, to terminate the Tender Offer and (iii) to amend the Tender Offer in any respect prior to the Expiration Date.

On August 17, 2011, the Bidder also sent a letter to the Company indicating that it had commenced the Tender Offer by summary newspaper advertisement pursuant to Rule 14d-5(f)(2) and Rule 14d-4(a)(3) of the General Rules and Regulations under the Securities and Exchange Act, as amended (the “Exchange Act”) and, for purposes of disseminating the Tender Offer materials, requested the Company to inform the Bidder of its election pursuant to paragraph (a)(3) of Rule 14d-5 of the Exchange Act.

In the Offer to Purchase, the Bidder indicated that in determining the Offer Price, the Bidder “arrived at the $125 Offer Price by applying a liquidity discount to the estimated liquidation value of the Partnership’s assets. The [Bidder applies] such a discount with the intention of making a profit by holding on to the Units until the Partnership is liquidated, hopefully at close to the full estimated liquidation value.”

The Managing Member believes that the Tender Offer is an opportunistic attempt by the Bidder to capture for itself the potential opportunity to quickly realize the full value of a tendering Member’s investment in the Company, which would have the effect of depriving a tendering Member of that opportunity.

(c)  Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Managing Member (1) reviewed the terms and conditions of the Tender Offer; and (2) considered other information with respect to the Company’s financial condition, operations and strategy.

In undertaking the analysis noted above, the Managing Member took into account the following in evaluating the merits of the Tender Offer and in support of its recommendation that the Stockholders reject the Tender Offer and not tender their Shares in the Tender Offer:

1. Prior to submitting to Members for their consent a Plan of Liquidation and Dissolution (the “Plan of Liquidation”) on April 1, 2011, the Managing Member engaged an independent real estate broker specializing in multitenant industrial real estate to conduct a targeted bid process to market the Company’s portfolio of properties to likely buyers. Based upon the results of that bidding process, the Managing Member estimated that Members could expect to receive between approximately $224 and $248 in the aggregate in cash per Unit upon the consummation of a successful sale in accordance with the Plan of Liquidation. Subsequent to receiving Member approval of the Plan of Liquidation on May 29, 2011, the Company executed a purchase and sale agreement with an unaffiliated buyer to sell the Company’s portfolio for approximately $26.4 million. This pricing would have produced liquidating distributions to Members within the range estimated by the Company and significantly above the $125 price currently being offered by the Bidder. Unfortunately, the purchase and sale agreement was subsequently terminated on July 1, 2011 due to the buyer’s inability to secure acceptable financing for the transaction. Nevertheless the Managing Member continues to work diligently toward the liquidation of the Company’s portfolio in accordance with the Plan of Liquidation, and continues to believe that an aggregate cash value of at at least $224 in cash per Unit upon the completion of a successful liquidation is achievable.

2. The Managing Member believes that the Offer Price represents an opportunistic attempt by the Bidder to purchase the Units at a low price and make a quick profit, thereby depriving the Members who tender Units in the Tender Offer of the potential opportunity to realize the full value of their investment in the Company. The Managing Member’s belief in this regard is supported by the bidders’ own characterization of their offer. Specifically, the Managing Member notes the following statement in the Bidders’ materials: “The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $125 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers’ objectives.” However, there can be no assurance as to the actual value of the Units as such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 “Additional Information.”

3. The fact that the Tender Offer is subject to certain conditions, some of which provide the Bidder with discretion to determine whether the conditions have been met, such as the Bidder’s determination as to whether there has been any change or development in the Company’s business prospects that may be materially adverse to the Company.

In light of the reasons considered above, the Managing Member has determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or the Members.

Accordingly, the Managing Member recommends that the Members reject the Tender Offer and not tender their Units for purchase pursuant to the Offer to Purchase.

The Managing Member acknowledges that each Member must evaluate whether to tender its Units to the Bidder pursuant to the Offer to Purchase and that an individual Member may determine to tender based on, among other things, such Member’s individual liquidity needs.

(d)  Intent to Tender.

The directors and executive officers of the Managing Member and its affiliates are entitled to participate in the Tender Offer on the same basis as other Members; however, all of these directors and executive officers have advised us that they do not intend to tender any of their Units in the Tender Offer (including Units they are deemed to beneficially own).

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender Units held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days prior to the filing of the Schedule 14D-9, no transactions with respect to the Units have been effected by the Company or, to the Company’s best knowledge, by any of its affiliates or subsidiaries or by the directors or executive officers of CVI, other than as outlined below:

On or about July 15, 2011, the Company repurchased 212.77 units at $235 per unit, in accordance with the terms of the Company’s Unit Repurchase Program. Further share purchases under this plan were suspended effective July 31, 2011.

Item 7.	Purposes of the Transaction and Plans or Proposals

In response to the Offer, the Company has not undertaken and is not engaged in any negotiations which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods.

Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, general economic conditions, the financial health of the Company’s tenants, and occupancy rates in the markets in which the Company’s properties are located.

Item 9.	Materials to Be Filed as Exhibits

Exhibit
No.	Document

(e)(1)	Excerpt from the Annual Report on Form 10-K filed by the Company with the SEC on March 22, 2011*
(e)(2)	Excerpt from Definitive Proxy Statement filed by the Company with the SEC on April 1, 2011*

*	Incorporated by reference as provided in Item 3 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CORNERSTONE REALTY FUND, LLC

By:	CORNERSTONE INDUSTRIAL PROPERTIES, LLC
(Its Managing Member)

By:	CORNERSTONE VENTURES, INC.
(Its Manager)

/s/  Terry G. Roussel
Terry G. Roussel
President

Date: September 1, 2011

INDEX TO EXHIBITS

Exhibit
No.	Document

(e)(1)	Excerpt from the Annual Report on Form 10-K filed by the Company with the SEC on March 22, 2011*
(e)(2)	Excerpt from Definitive Proxy Statement filed by the Company with the SEC on April 1, 2011*

*	Incorporated by reference as provided in Item 3 hereto.